

June 22, 2012

Eric S. Sprott
Chief Executive Officer and Director
Sprott Asset Management LP
c/o Sprott Physical Platinum and Palladium Trust
Suite 2700, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario, Canada M5J 2J1

> **Re:** **Sprott Physical Platinum and Palladium Trust**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed June 13, 2012**
> **File No. 333-179017**

Dear Mr. Sprott:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of Fees and Expenses, page 11

1.   We note your response to comment 4 of our letter dated April 20, 2012. Please revise to disclose, if accurate, that the Trust does not provide any protections against loss, apart from the insurance carried by the Mint. Please include related risk factor disclosure if appropriate.

Computation of Net Asset Value, page 90

2.   We note your response to comment 11 of our letter dated April 20, 2012, as well as your revised disclosure on page 90 and reissue in part our prior comment. Please disclose how Bloomberg will determine the price of the physical platinum and palladium. Also, please briefly discuss in the summary section, as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Anthony Tu-Sekine, Esq.
        Seward & Kissel LLP